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SECURITI 04016480 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48786

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2003___ AND ENDING____DECEMBER 31, 2003

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET

(No. and Street)

NEW YORK, NEW YORK   10019

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH AUFHAUSER   (212) 757-6842

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP

(Name – *if individual, state last, first, middle name*)

PROCESSED

APR 01 2004

THOMSON FINANCIAL

425 BROAD HOLLOW ROAD, SUITE 416, MELVILLE, NEW YORK 11747

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __KEITH AUFHAUSER_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__AUFHAUSER SECURITIES, INC._____ , as

of __DECEMBER 31,_____ , 20 _03_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

STATE OF NEW YORK

COUNTY OF NEW YORK SS:

_____
Notary Public

_____R. K. Aufhau_____
Signature

_____Pres._____
Title

SWORN TO BEFORE ME

THIS __27 DAY OF__ Feb, 20 _04_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUFHAUSER SECURITIES INC.

FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

B R E I N E R & B O D I A N, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

Aufhauser Securities Inc.
New York, New York

Gentlemen:

We have examined the balance sheet of Aufhauser Securities Inc. as of December 31, 2003, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of Aufhauser Securities Inc. as of December 31, 2003 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles and the rules of the Securities and Exchange Commission.

Also, we have examined the supplementary schedules on page 8 to 10 and, in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants
Melville, New York
February 25, 2004

AUFHAUSER SECURITIES INC.

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current Assets:

Cash and Cash Equivalents	$721,334
Due from Broker	287,410
Prepaid Taxes	822
Securities	117,256
	$1,126,822

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Due to Broker	$ 102,236
Short Securities	92,680
Taxes Payable	7,525
Accrued Expenses	64,214
Total Liabilities	266,655

Stockholders' Equity:

Common Stock - no par value: 200 shares authorized, 70 shares issued and outstanding	30,000
Paid-In Capital	480,000
Retained Earnings	350,167
	860,167
	$1,126,822

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2003

Revenue:

Commissions	$1,204,782
Interest & Dividends	1,673
Gain on Sale of Securities	13,542
Other Income	25,502
	1,245,499

Expenses	1,203,713

Income before Income Taxes	41,786

Income Taxes:

Federal Income Tax	6,268
New York State & City	7,400
	13,668

Net Profit (Loss)	28,118

Retained Earnings - Beginning of the year	322,049

Retained Earnings - End of the year	$ 350,167

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:

Net Income	$ 28,118
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in due from broker	(161,036)
Increase in Due to Broker	99,975
Decrease in Prepaid Taxes	3,666
(Decrease) in Taxes Payable	(1,019)
(Decrease) in Accrued Expenses	(74,095)
Net cash used for operating activities	(104,391)

Cash Flows from Investing Activities:

Sales of Securities	1,450
Net cash provided by used for)investing activities	1,450
Net decrease in cash	(102,941)
Cash at beginning of year	824,275
Cash at end of year	$721,334

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid In Capital	Retained Earnings
Balance at January 1, 2003	$ 30,000	$480,000	$322,049
Net Income	-	-	28,118
Balance at December 31, 2003	$ 30,000	$480,000	$350,167

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 1 -   ORGANIZATION: Aufhauser Securities Inc. (the Company) is a Broker/Dealer.
It is owned by its President, Keith Aufhauser.

Note 2 -   SUMMARY OF ACCOUNTING POLICIES: Securities transactions and the
related commission revenue and expenses are recorded on the trade date.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

The Company clears its customer accounts through another member broker.

Income taxes are provided for in the period in which the related transactions enter
into the determination of net income.

Securities are carried at market value.

Note 3 -   NET CAPITAL REQUIREMENTS: The Company is subject to the Securities
and Exchange Commission and National Futures Association's Uniform Net
Capital Rule. Under these rules, the minimum net capital requirement is
$250,000. At December 31, 2003 the Company's Net Capital was $593,232 in
excess of the required Net Capital.

Note 4 -   CONTINGENT LIABILITIES: Under an agreement with its clearing broker
dated July 10, 2002, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to
deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any
maintenance call.
-The purchase of customers until actual and complete payment has been received
by the clearing broker.

SUPPLEMENTARY INFORMATION

AUFHAUSER SECURITIES INC.

EXPENSES

YEAR ENDED DECEMBER 31, 2003

Clearing Charges	$ 282,185
Salaries	486,414
Regulatory Fees	58,265
Operations	376,849
	$1,203,713

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2003

1.	Total Ownership Equity	$860,167
2.	Less: Non Allowable Assets	822
		859,345
3.	Add: Subordinated Liabilities	-
		859,345
4.	Less: Haircuts on Securities	16,113
5.	Net Capital	$843,232

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

YEAR ENDED DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1. Minimum Net Capital required –
   (6 2/3% Aggregate Indebtedness) $ 11,599

2. Minimum Dollar Net Capital Requirement
   computed in accordance with SEC rules   250,000

3. Net Capital Requirement   250,000

4. Net Capital   843,232

5. Excess Net Capital $593,232

COMPUTATION OF AGGREGATE INDEBTEDNESS

6. Total Liabilities $266,655

7. Non Aggregate Indebtedness Liabilities   92,680

                                                      $173,975

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2003

Audited Net Capital	$843,232
Net Capital per Focus Part IIA	832,340
Difference	$ 10,892
Tax Accrual	$ 5,976
Haircut	4,916
	$ 10,892

"See Accompanying Notes and Accountants' Report"

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

February 25, 2004

Aufhauser Securities Inc.
New York, New York

Gentlemen:

We have examined the Financial Report of Aufhauser Securities Inc. as required by the
Commodities Futures Trading Commission regulations as of December 31, 2003 and have issued
a report thereon dated February 25, 2004. As per of our examination we reviewed and tested the
system of internal accounting control and the procedures for safeguarding customer and firm
assets for the year ended December 31, 2003 to the extent we considered necessary to evaluate
the system as required by generally accepted accounting standards and by Regulation 1.16 of the
Commodity Exchange Act.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide
reasonable assurance that any material inadequacies existing at the date of our examination in the
accounting system, the internal accounting controls, and the procedures for safeguarding
customer and firm assets would be disclosed. Under these standards and that regulation, the
purposes of such evaluation are to establish a basis for reliance thereon in determining the nature,
timing and extent of other auditing procedures that are necessary for expressing an opinion on
the financial statements and to provide a basis for reporting material inadequacies in internal
accounting control.

Further, our examination included reviews of the practices and procedures followed by the
company in making periodic computations of the minimum financial requirements, pursuant to
Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance
as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability
of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting
control should not exceed the benefits derived and also recognizes that the evaluation of these
factors necessarily require estimates and judgments by management. However, for the purposes
of this report, the cost-benefit relationship has been disregarded in determining material
inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2003 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 25, 2004